GSK plc SC 13D

Exhibit 7

DATED 1 JUNE 2022

GSK PLC PFIZER Inc. GSK (NO.1) SCOTTISH LIMITED PARTNERSHIP GSK (NO.2) SCOTTISH LIMITED PARTNERSHIP and GSK (NO.3) SCOTTISH LIMITED PARTNERSHIP
orderly MARKETING AGREEMENT

THIS AGREEMENT is made on 1 June 2022

BETWEEN:

(1)	GSK PLC, a company incorporated under the laws of England under registered number 03888792, whose registered office is at 980 Great West Road, Brentford, Middlesex TW8 9GS (“GSK”);

(2)	PFIZER INC., a corporation incorporated under the laws of Delaware whose registered office is at 235 East 42nd Street, New York, New York 10017 (“Pfizer”);

(3)	GSK (NO.1) SCOTTISH LIMITED PARTNERSHIP, a private fund limited partnership registered in Scotland with registration number SL035527 and whose principal place of business is at 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ (“SLP1”);

(4)	GSK (NO.2) SCOTTISH LIMITED PARTNERSHIP, a private fund limited partnership registered in Scotland with registration number SL035526 and whose principal place of business is at 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ (“SLP2”); and

(5)	GSK (NO.3) SCOTTISH LIMITED PARTNERSHIP, a private fund limited partnership registered in Scotland with registration number SL035525 and whose principal place of business is at 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ (“SLP3”).

RECITALS:

(A)	The GSK Shareholder, the Pfizer Shareholder (each as defined below), GSK and Pfizer each entered into a shareholders' agreement dated 31 July 2019 (the “Shareholders' Agreement”) for the purpose of regulating the management of GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited, a company incorporated under the laws of England under registered number 11961650 whose registered office is at 980 Great West Road, Brentford, Middlesex TW8 9GS (“JVCo”), their relationship with each other and certain aspects of the affairs of, and their dealings with, any future Admission Entity (as defined below).

(B)	The parties to the Shareholders’ Agreement and the SLPs (as defined below) have each agreed to undertake the Separation Transaction (as defined below), following which Haleon plc, a company incorporated under the laws of England under registered number 13691224, whose registered office is at 980 Great West Road, Brentford, Middlesex TW8 9GS (the “Company”) will act as the Admission Entity for the purposes of the Shareholders' Agreement. The Company’s ordinary shares (the “Shares”, and “Share” shall be construed accordingly, it being understood that all references in this Agreement to Shares or the Sale (as defined below) of Shares shall include: (i) ADSs (as defined below) in respect of such Shares; and (ii) Shares held by one or more nominees on behalf of one or more members of a Shareholder Group, unless the context requires otherwise) will be Admitted (as defined below). For the avoidance of doubt, the term “Shares” shall not include the unlisted redeemable non-voting preference shares of £1 each in the share capital of the Company (the “NVPS”) for any purpose, and sales of NVPS by any member of the Pfizer Shareholder Group shall not be subject to the terms of this Agreement.

(C)	The Company intends to apply for Admission (as defined below) and the Parties have agreed to enter into this Agreement to set out their respective rights and obligations as regards future sales of Shares following Admission.

THE PARTIES AGREE as follows:

1.	Interpretation

1.1	In this Agreement:

“acting in concert” has the meaning given in the Takeover Code;

“Admission” means the admission of all of the ordinary share capital of the Admission Entity to the premium listing segment of the Official List maintained by the Financial Conduct Authority and to trading on the main market for listed securities of the London Stock Exchange and “Admitted” shall be construed accordingly;

“Admission Entity” means the holding company of the Consumer Healthcare Business (whether such holding company is already established or to be established) that is to be Admitted, which, for the avoidance of doubt, shall be the Company;

“ADSs” means the American depositary shares each representing two (2) Shares to be admitted to listing and trading on the New York Stock Exchange pursuant to the establishment of the Haleon ADR Programme;

“Affiliate” means, with respect to any person, any other person Controlled directly or indirectly by such first person, Controlling directly or indirectly such first person or directly or indirectly under common Control with such first person, except that:

(a)	no SLP nor any person Controlled directly or indirectly by one or more SLPs shall be an Affiliate of GSK or any other person Controlled directly or indirectly by GSK; and

(b)	no Employee Share Trust nor any person Controlled directly or indirectly by one or more Employee Share Trusts shall be an Affiliate of GSK or any other person Controlled directly or indirectly by GSK, provided that if any member of the GSK Shareholder Group transfers any Shares to any such Employee Share Trust or any person Controlled directly or indirectly by one or more Employee Share Trusts, then such Shares, and Sales of such Shares, will be subject to the restrictions set forth in this Agreement in all respects to the same extent as all other Shares held by the GSK Shareholder Group;

“Agreed Form” means, in relation to any document, that document in a form agreed by the parties thereto and initialled for identification purposes by or on behalf of each of the parties thereto;

“Allocation Basis Change Condition” means:

(a)	there have been at least two separate Sale Tranches, which are Completed Sale Tranches (regardless of the Parties that participated in any such Completed Sale Tranches); and

(b)	the Completed Sale Tranches, in the aggregate:

(i)	have resulted in the GSK Proceeds Requirement having been satisfied; or

(ii)	would have resulted in the GSK Proceeds Requirement having been satisfied on the notional basis that all members of the GSK Shareholder Group had participated in each Completed Sale Tranche by selling the maximum number of Shares that they were collectively permitted to sell in accordance with the relevant provisions of clauses 3.2 to 3.8 (inclusive) and 3.14 (as adjusted in accordance with any Scale Back but excluding any Excess Entitlements);

“Appointer” means each Party that appoints an agent for the receipt of Service Documents pursuant to clause 15 (Agent for Service);

“Appointment Notice” has the meaning given in clause 15.3;

“Associate” means in relation to a person, any Affiliate of or successor entity of such person;

“Business Day” means a day other than a Saturday or Sunday or public holiday in England and Wales or Scotland;

“Civil Procedure Rules” means The Civil Procedure Rules 1998, as amended;

“Companies Act” means the Companies Act 2006;

“Company” has the meaning given in Recital (B);

“Company’s Group” means the Company and its subsidiaries and subsidiary undertakings from time to time;

“Completed Sale Tranche” means any Sale Tranche completed as at the date on which any new Sale Tranche is proposed in a Sale Notice;

“Confidential Information” has the meaning given in clause 10.1;

“Consumer Healthcare Business” means:

(a)	prior to completion of the Separation Transaction, the business of the JVCo Group from time to time; and

(b)	following completion of the Separation Transaction, the business of the Company’s Group from time to time;

“Control” means with respect to a person (other than an individual) (a) direct or indirect ownership of more than fifty per cent. (50%) of the voting rights of such person, (b) the right to appoint, or cause the appointment of, more than fifty per cent. (50%) of the members of the board of directors (or similar governing body) of such person and/or (c) the right to manage, or direct the management of, on a discretionary basis the assets of such person (and the terms “Controlling” and “Controlled” shall be construed accordingly);

“Disputes” has the meaning given in clause 14.2;

“Employee Share Trust” means:

(a)	the GlaxoSmithKline Employee Trust;

(b)	the GlaxoSmithKline LLC Rabbi Trust;

(c)	the GSK 401(K) Plan Trust;

(d)	the Share Reward Plan trust (UK);

(e)	the Employees’ Share Participation Scheme trust (Republic of Ireland);

(f)	the GlaxoSmithKline Employee Share Plan trust (Australia);

(g)	the GlaxoSmithKline Group Employees Shareholding Association (Japan); and

(h)	any other plans or arrangements similar to one or more of those referred to in (a) to (g) above (for the avoidance of doubt, excluding any SLP or Associate of any SLP);

“Excess Entitlements” means, in respect of a Sale Tranche, the aggregate number (if any) of additional Shares that members of the GSK Shareholder Group are entitled to sell as part of that Sale Tranche pursuant to clause 3.13 as a result of members of the Pfizer Shareholder Group electing to sell, in aggregate, fewer Shares than they are entitled to sell as part of that Sale Tranche (as specified in the relevant Excess Entitlements Notice) but which members of the GSK Shareholder Group have, despite their rights pursuant to clause 3.13, elected not to sell as part of that Sale Tranche;

“Excess Entitlements Notice” has the meaning given in clause 3.13;

“Excluded Sale” means any sale of Shares made, proposed or agreed by any Party and/or one or more of its Associates in connection with:

(a)	the acceptance of a general offer for the Shares made in accordance with the Takeover Code or the provision of an irrevocable undertaking to accept such an offer or a sale to an offeror which is named in a public announcement of a firm intention to make an offer;

(b)	any transfers made pursuant to any compromise or arrangement under sections 895 to 899 of the Companies Act providing for the acquisition, by any person or group of persons acting in concert, of fifty per cent. (50%) or more of the equity share capital of the Company;

(c)	any transfers made pursuant to an offer by the Company to purchase Shares which is made on identical terms to all holders of Shares;

(d)	any transfers made to Associates, provided that if the transferee ceases to be an Associate, it shall as soon as reasonably practicable (and in any event within five Business Days) transfer such Shares back to the transferor;

(e)	any disposal of Shares in connection with a scheme of reconstruction under section 110 of the Insolvency Act 1986;

(f)	any circumstances where a disposal is required by law or by any competent authority;

(g)	any transfer made in and for the purposes of the Admission pursuant to an underwriting agreement entered into in connection with the Admission or pursuant to a securities lending agreement entered into in connection with the Admission;

(h)	any transfer of rights granted in respect of a rights issue or other pre-emptive share offering by the Company; or

(i)	any Post-Separation Demerger,

provided that, in the case of (d) above, prior to completing such Excluded Sale, the relevant transferee has entered into a deed of adherence to be bound by the provisions of this Agreement on the same terms prior to becoming the legal and/or beneficial holder of the Shares;

“Financial Intermediaries” means such underwriter(s), bookrunner(s) and/or other adviser(s), as are selected by the Proposing Shareholder and (if a Tag Along Notice has been served) the Tag Shareholder, in accordance with clause 3.8, to be appointed in respect of a Sale Tranche;

“GSK Proceeds Cap” means members of the GSK Shareholder Group receiving, in aggregate, proceeds from all Sales of Shares (net of all out-of-pocket fees and expenses reasonably incurred by members of the GSK Shareholder Group in connection with such Sales) in an amount that is not less than two billion pounds sterling (£2,000,000,000);

“GSK Proceeds Requirement” means members of the GSK Shareholder Group receiving, in aggregate, proceeds from all Sales of Shares (net of all out-of-pocket fees and expenses reasonably incurred by members of the GSK Shareholder Group in connection with such Sales) in an amount that is not less than one billion pounds sterling (£1,000,000,000);

“GSK Shareholder” means GlaxoSmithKline Consumer Healthcare Holdings Limited, a company incorporated under the laws of England under registered number 08998608 whose registered office is at 980 Great West Road, Brentford, Middlesex TW8 9GS;

“GSK Shareholder Group” means: (i) GSK; (ii) the Associates of GSK from time to time; (iii) the SLPs; and (iv) the Associates of each SLP from time to time, each being a “member of the GSK Shareholder Group”;

“Haleon ADR Programme” means the American depositary receipt programme to be established for the Company on or around Admission, as detailed in the Steps Plan;

“Initial Allocation” means:

(a)	where the Primary Shareholder of the GSK Shareholder Group is the Tag Shareholder (whether in respect of Shares held by GSK and/or other members of the GSK Shareholder Group), an aggregate number of Shares which is in the same proportion to GSK’s Relevant Shareholding as the aggregate number of Shares specified for sale in the relevant Sale Notice represents of Pfizer’s Relevant Shareholding; and

(b)	where the Primary Shareholder of the Pfizer Shareholder Group is the Tag Shareholder (whether in respect of Shares held by Pfizer and/or other members of the Pfizer Shareholder Group), an aggregate number of Shares which is in the same proportion to Pfizer’s Relevant Shareholding as the aggregate number of Shares specified for sale in the relevant Sale Notice represents of GSK’s Relevant Shareholding, in each case, rounded to the nearest whole Share;

“JVCo Group” means JVCo and its subsidiaries and subsidiary undertakings from time to time;

“JVCo” has the meaning given in Recital (A);

“Lock-Up Deed” means the lock-up deed entered into or to be entered into in the Agreed Form between GSK, Pfizer, the SLPs, Citigroup Global Markets Limited and Morgan Stanley & Co. International plc on or around the date of this Agreement;

“Notice” has the meaning given in clause 13.1;

“Participating Proposing Shareholder” means each member of a Proposing Shareholder’s Shareholder Group proposing to sell Shares as part of a Sale Tranche;

“Participating Tag Shareholder” means each member of a Tag Shareholder’s Shareholder Group proposing to sell Shares by exercising its rights under clause 3 (Undertakings) to participate in a Sale Tranche notified to a Tag Shareholder in a Sale Notice;

“Party” means a party to this Agreement;

“Pfizer Shareholder” means PF Consumer Healthcare Holdings LLC, a limited liability company incorporated under the laws of Delaware whose registered office is at 235 East 42nd Street, New York, New York 10017;

“Pfizer Shareholder Group” means Pfizer and Pfizer’s Associates from time to time, each being a “member of the Pfizer Shareholder Group”;

“Post-Separation Demerger” means:

(a)	in relation to the Shares held by GSK and/or its Associates from time to time, the demerger, spin-off or other distribution of some or all of such Shares (subject to such exclusions or other arrangements as the directors of GSK and/or its Associates holding Shares may deem necessary in relation to fractional entitlements or applicable legal, regulatory or practical issues) to GSK’s shareholders, whether or not pro rata and whether by direct transfer or through a spin-off, split-off, recapitalization, exchange offer or otherwise, in each case, as determined by GSK and/or its Associates holding Shares in its or their sole discretion; and

(b)	in relation to Shares held by Pfizer and/or its Associates from time to time, the demerger, spin-off or other distribution of some or all of such Shares (subject to such exclusions or other arrangements as the directors of Pfizer and/or its Associates holding Shares may deem necessary in relation to fractional entitlements or applicable legal, regulatory or practical issues) to Pfizer’s shareholders, whether or not pro rata and whether by direct transfer or through a spin-off, split-off, recapitalization, exchange offer or otherwise, in each case, as determined by Pfizer and/or its Associates holding Shares in its or their sole discretion;

“Primary Shareholder” means:

(a)	in respect of the GSK Shareholder Group, GSK (subject to the provisions of clause 5.1); and

(b)	in respect of the Pfizer Shareholder Group, Pfizer (subject to the provisions of clause 5.2);

“Private Sale” means a Sale carried out otherwise than via a bookbuilt offering or placing conducted by Financial Intermediaries, including any off-market transaction pursuant to a sale and purchase agreement;

“Proceedings” has the meaning given in clause 14.2;

“Proposing Shareholder” has the meaning given in clause 3.2;

“Prospectus” means a prospectus to be published by the Company in connection with Admission, including any supplementary prospectus published in connection with the same;

“Registration Rights Agreement” means the registration rights agreement entered into or to be entered into in the Agreed Form between the Company, GSK, Pfizer and the SLPs on or around the date of this Agreement;

“Relevant Shareholding” means:

(a)	in respect of GSK and/or the GSK Shareholder Group, the aggregate number of Shares held by the GSK Shareholder Group; and

(b)	in respect of Pfizer and/or the Pfizer Shareholder Group, the aggregate number of Shares held by the Pfizer Shareholder Group,

in each case as at the date of the relevant Sale Notice;

“Revised Allocation” means the aggregate number of Shares equal to:

(a)	where GSK is the Tag Shareholder (whether in respect of Shares held by GSK and/or other members of the GSK Shareholder Group), S x 0.25; and

(b)	where Pfizer is the Tag Shareholder (whether in respect of Shares held by Pfizer and/or other members of the Pfizer Shareholder Group), S x 4;

where:

(i)	“S” is the number of Shares proposed to be sold in the Sale Tranche by the Participating Proposing Shareholders; and

(ii)	any fractional number of Shares resulting from the calculation shall be rounded to the nearest whole Share;

“Sale” means any Transfer of all or any Shares by a Party or the Associate of a Party (or any interest, including any legal or beneficial interest, therein or in respect thereof, or any securities exchangeable for or convertible into, or substantially similar to, such Shares) or any transaction with similar economic effect as, or any agreement to do, any of the foregoing in one or several tranches, that is not an Excluded Sale, and Sale shall include, for the avoidance of doubt, any sale pursuant to the terms of the Registration Rights Agreement (and the terms “sell” or “selling” shall be construed accordingly);

“Sale Notice” has the meaning given in clause 3.2;

“Sale Tranche” means a Sale of one or more Shares by one or more members of the GSK Shareholder Group and/or one or more members of the Pfizer Shareholder Group on the same terms, but excluding any Excluded Sales;

“Scale Back” means a reduction in the size of any Sale Tranche as a result of the operation of clause 3.9;

“Separation Transaction” means:

(a)	the transfer by GSK of approximately eighty and one tenth of one per cent. (80.1%) of its interest in the Consumer Healthcare Business to the Company in consideration of the issuance by the Company of Shares to GSK’s public shareholders;

(b)	the transfer by GSK of the remainder of its shareholding in the GSK Shareholder (following the transfer referred to in (a) above) to the Company in consideration of the issuance by the Company of Shares to GSK;

(c)	the transfer by the SLPs of their entire respective shareholdings in the GSK Shareholder to the Company in consideration of the issuance by the Company of Shares to the SLPs; and

(d)	the transfer by a member of the Pfizer Shareholder Group (the “Pfizer Group PFCHHL Transferor”) of the entire issued share capital of the Pfizer Shareholder to the Company in consideration of the issuance by the Company of Shares to the Pfizer Group PFCHHL Transferor;

“Service Document” means a claim form, application notice, order, judgement or other document relating to any Proceedings;

“Shareholder Group” means the GSK Shareholder Group or the Pfizer Shareholder Group, as the context requires;

“Shareholders' Agreement” has the meaning given in Recital (A);

“Shares” has the meaning given in Recital (B);

“SLPs” means SLP1, SLP2 and SLP3 and “SLP” means any one of them;

“Steps Plan” means the demerger steps plan prepared by Slaughter and May summarising the proposals in relation to the Separation Transaction, and initialled for identification purposes by or on behalf of each of GSK, Pfizer and the Company;

“Takeover Code” means The City Code on Takeovers and Mergers as in effect from time to time;

“Tag Along Notice” has the meaning given in clause 3.5;

“Tag Shareholder” has the meaning given in clause 3.2;

“Third Party” means a person who:

(a)       is not a member of the GSK Shareholder Group or the Pfizer Shareholder Group;

(b)       is not connected with a member of the GSK Shareholder Group or the Pfizer Shareholder Group; and

(c)       is not a member of the Company’s Group;

“Transaction Documents” has the meaning given to that term in the Lock-Up Deed; and

“Transfer” means any sale, transfer, assignment, pledge, hypothecation or other disposition by a person of a legal or beneficial interest in any other person, whether directly or indirectly, including pursuant to the creation of a derivative contract or security, the grant of an option or other right, the imposition of a restriction on disposition or voting, by operation of law or by any disposition of an interest in any parent holding company of such person.

1.2	In this Agreement, a reference to:

1.2.1	a statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time before the date of this Agreement and any subordinate legislation made under the statutory provision (as so modified or re-enacted) before the date of this Agreement;

1.2.2	a “person” includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality);

1.2.3	a person includes a reference to that person's legal personal representatives, successors and permitted assigns;

1.2.4	a “holding company” or a “subsidiary” shall be construed as a holding company or subsidiary (as the case may be) as defined in section 1159 of the Companies Act;

1.2.5	a “parent undertaking” or a “subsidiary undertaking” shall be construed as a parent undertaking or subsidiary undertaking (as the case may be) as defined in section 1162 of the Companies Act;

1.2.6	a “Party” includes a reference to that Party's successors and permitted assigns;

1.2.7	a clause, paragraph, part or Schedule, unless the context otherwise requires, is a reference to a clause, paragraph or part of, or Schedule to, this Agreement;

1.2.8	(unless the context requires otherwise) the singular shall include the plural, and vice versa;

1.2.9	one gender shall include each gender; and

1.2.10	a time of the day is to London time.

1.3	The headings in this Agreement do not affect its interpretation.

2.	Consideration and Condition

2.1	Each of the Parties is entering into this Agreement in consideration of the mutual covenants and undertakings of the other Parties.

2.2	This Agreement shall terminate if the process towards the Admission is terminated or abandoned under the Shareholders’ Agreement.

2.3	If Admission does not occur in accordance with clause 2.2, this Agreement shall terminate and, subject to clause 8.2, be of no further effect.

3.	Undertakings

3.1	Each of the Parties agrees and undertakes that it shall not, and shall procure that its Associates shall not, without the prior written consent of the Primary Shareholders, make any Sale other than pursuant to an Excluded Sale or pursuant to the procedures set out in clauses 3.2 to 3.17 (inclusive).

Sale Notices

3.2	Where:

3.2.1	one or more members of the GSK Shareholder Group intend to undertake a Sale, the Primary Shareholder for the GSK Shareholder Group must give written notice of the proposed new Sale Tranche comprising the intended Sale; or

3.2.2	one or more members of the Pfizer Shareholder Group intend to undertake a Sale, the Primary Shareholder for the Pfizer Shareholder Group must give written notice of the proposed new Sale Tranche comprising the intended Sale,

(in each case, a “Sale Notice” and the Primary Shareholder giving such Sale Notice being a “Proposing Shareholder”) in each case, to the other Primary Shareholder (the “Tag Shareholder”).

3.3	A Sale Notice shall include:

3.3.1	the aggregate number of Shares that the Participating Proposing Shareholders wish to sell in the Sale Tranche;

3.3.2	the Proposing Shareholder’s Relevant Shareholding;

3.3.3	the date on which it is proposed that the Sales comprising the Sale Tranche are effected, being not less than ten (10) Business Days from the date of the Sale Notice; and

3.3.4	the proposed price per Share, to the extent known, or an estimate thereof.

3.4	When a Tag Shareholder receives a Sale Notice, it shall promptly provide a copy of such Sale Notice to all members of its Shareholder Group that hold Shares at that time and shall cooperate with those members of its Shareholder Group to determine which of them (if any) will be Participating Tag Shareholders and the number of Shares that each Participating Tag Shareholder intends to sell as part of the Sale Tranche.

Tag Along Notices and allocation of Sales

3.5	If there are one or more Participating Tag Shareholders in respect of a Sale Tranche, the Tag Shareholder shall, within five (5) Business Days of receipt of the relevant Sale Notice, give notice in writing (a “Tag Along Notice”) to the Proposing Shareholder (i) stating that there are Participating Tag Shareholders in respect of the Sale Tranche and (ii) specifying the number of Shares that the Participating Tag Shareholders wish to sell in such Sale Tranche, up to a maximum aggregate number of Shares equal to:

3.5.1	where, as at the date of the relevant Sale Notice, the Allocation Basis Change Condition is not satisfied, the Tag Shareholder’s Initial Allocation (which allocation may be, for the avoidance of doubt, subject to the provisions of clause 3.14, if applicable); or

3.5.2	where, as at the date of the relevant Sale Notice, the Allocation Basis Change Condition is satisfied, the Tag Shareholder’s Revised Allocation.

3.6	In the case of a Private Sale: (i) the Sale Notice shall attach a final draft share purchase agreement and final drafts of all other material contractual documentation to be entered into by Participating Proposing Shareholders in relation to the proposed Sale; and (ii) the delivery of a Tag Along Notice shall constitute an irrevocable undertaking by the Participating Tag Shareholders to sell the number of Shares specified in the Tag Along Notice on the terms and conditions set out in the Sale Notice and the relevant accompanying documents and to execute the relevant accompanying documents, as required.

Consequences where no Tag Along Notice is given

3.7	If the Tag Shareholder does not give a Tag Along Notice within five (5) Business Days of receipt of the Sale Notice, or the Tag Shareholder otherwise confirms in writing to the Proposing Shareholder that there are no Participating Tag Shareholders in respect of a Sale Tranche:

3.7.1	the Participating Proposing Shareholders shall be entitled to proceed with such Sale Tranche independently of the other Parties and their respective Associates and to complete such Sale Tranche either on the date specified in the Sale Notice or on such date falling before that date as is determined by the Proposing Shareholder, provided that, in the case of a Private Sale (i) definitive agreements in respect of such Private Sale must be entered into within thirty (30) Business Days of receipt of the Sale Notice by the Tag Shareholder; and (ii) such Private Sale must not be on more favourable terms than those terms set out in the Sale Notice; and

3.7.2	each of the other Parties and their respective Associates shall be deemed to have waived their rights to participate in such Sale Tranche (including the rights set forth below attaching to a Tag Shareholder in such Sale, but, for the avoidance of doubt, shall not be deemed to have waived any such rights in relation to any future Sale Tranches) and shall: (i) be prohibited from selling (either directly or through any of its Associates) any Shares for a period of twenty (20) Business Days from the date of the Sale Notice; and (ii) be required (other than in the case of a Private Sale) to agree to a lock-up of its Shares on the same terms (if any) as required by the Financial Intermediaries of the Proposing Shareholder in connection with the relevant Sale Tranche, provided, however, that the period of any such lock-up may not be longer than the earlier to end of the following: (x) the lock-up period imposed on the Participating Proposing Shareholders in respect of such Sale Tranche; and (y) ninety (90) calendar days following the date of completion of the relevant Sale.

Financial Intermediaries and Scale Back

3.8	The Proposing Shareholder and (only if a Tag Along Notice has been served in respect of the Sale Tranche) the Tag Shareholder, if applicable, shall cooperate with each other in selecting the Financial Intermediaries to be appointed to manage and execute the proposed Sale Tranche on the best overall terms and conditions, provided that if the Proposing Shareholder and the Tag Shareholder do not agree upon the selection of the Financial Intermediaries, each of the Proposing Shareholder and the Tag Shareholder shall be entitled to select one Financial Intermediary, save that, if the Participating Tag Shareholders are selling Shares pursuant to the relevant Sale Tranche that represent, in aggregate, less than fifteen per cent. (15%) of the aggregate Shares being sold pursuant to that Sale Tranche, the Proposing Shareholder shall be entitled to select, at its sole discretion, all of the Financial Intermediaries. For the avoidance of doubt, this clause 3.8 shall not apply in the case of Private Sales.

3.9	Subject to clause 3.17 and other than in the case of a Private Sale, the Proposing Shareholder and the Tag Shareholder shall, in good faith, jointly determine the maximum number of Shares to be sold in any Sale Tranche, including by taking into account the advice of the Financial Intermediaries, if applicable, the price expected from Sales comprising the Sale Tranche (which can be either fixed or based on traded prices) and the impact of the aggregate number of Shares to be sold on the price and trading of the Shares. If the Financial Intermediaries, where applicable, recommend a reduction in the total number of Shares proposed to be sold by the Participating Proposing Shareholders and the Participating Tag Shareholders in relation to a particular Sale Tranche, then:

3.9.1	where, as at the date of the relevant Sale Notice, the Allocation Basis Change Condition is not satisfied, the number of Shares to be sold by each of the Participating Proposing Shareholders and the Participating Tag Shareholders as part of that Sale Tranche shall be reduced in such a way as to preserve the Initial Allocation of the Tag Shareholder and its Shareholder Group (which Initial Allocation, for the avoidance of doubt, shall be based on the reduced aggregate number of Shares to be sold in the Sale Tranche); provided that, where clause 3.14 applies following confirmation of the quantum and pricing of the Sale Tranche in question, the provisions of sub-clauses (A) and (B) thereof shall instead apply; and

3.9.2	where, as at the date of the relevant Sale Notice, the Allocation Basis Change Condition is satisfied, the number of Shares to be sold by each of the Participating Proposing Shareholders and the Participating Tag Shareholders as part of that Sale Tranche shall be reduced in such a way as to preserve the Participating Tag Shareholder’s Revised Allocation (which Revised Allocation, for the avoidance of doubt, shall be based on the reduced aggregate number of Shares to be sold in the Sale Tranche), and as a result the Proposing Shareholder and the Tag Shareholder shall allocate the number of Shares to be sold by each of them as part of a Sale Tranche such that:

(a)	Shares sold by members of the GSK Shareholder Group represent, in aggregate, twenty per cent. (20%) of all Shares sold pursuant to that Sale Tranche; and

(b)	Shares sold by members of the Pfizer Shareholder Group represent, in aggregate, eighty per cent. (80%) of all Shares sold pursuant to that Sale Tranche,

in each case, rounded to the nearest whole Share.

Allocations of Sales within Shareholder Groups

3.10	The Parties agree that the members of each Shareholder Group shall be entitled to determine among themselves which of them (if any) will be Participating Tag Shareholders and the number of Shares that any such individual Participating Tag Shareholder will each sell as part of any Sale Tranche, provided that the aggregate number of Shares to be sold by all of them, as specified in the Tag Along Notice (or as part of any allocation under clause 3.14), shall not exceed the limits specified in this clause 3.

3.11	For the avoidance of doubt, where the total number of Shares to be sold as part of a Sale Tranche is reduced in accordance with clause 3.9 and/or where sub-clauses (A) and (B) of clause 3.14 are in operation, the allocation of Shares to be sold by:

3.11.1	the Participating Proposing Shareholders shall be allocated among the Participating Proposing Shareholders as they shall agree among them; and

3.11.2	the Participating Tag Shareholders shall be allocated among the Participating Tag Shareholders as they shall agree among them.

Reduced participation and Excess Entitlements

3.12	For the avoidance of doubt, no Party or Associate of a Party shall be obliged to sell all or any of the number of Shares which it is entitled to sell pursuant to the terms of this Agreement, and any Party and/or Associate of a Party may reduce the number of Shares which it intends to sell upon a determination of the sale price (if not previously determined) and prior to execution of a sale agreement, placement, underwriting or other applicable agreement (provided that no Party or Associate of a Party may make any such revision: (i) following the making of a public announcement by a Party of such proposed Sale, without the consent of the Primary Shareholders; or (ii) contrary to any irrevocable undertaking given under clause 3.6).

3.13	If members of the GSK Shareholder Group and/or members of the Pfizer Shareholder Group (acting through their respective Primary Shareholders) elect to sell, in aggregate, fewer Shares than they are respectively entitled to sell as part of any Sale Tranche pursuant to the terms of this Agreement, the relevant Primary Shareholder shall give notice in writing to that effect (an “Excess Entitlements Notice”) to the other Primary Shareholder, and members of the Shareholder Group of the Primary Shareholder receiving such Excess Entitlements Notice shall be permitted to (but are not required to) increase the aggregate number of their Shares to be sold pursuant to such Sale Tranche by a number of Shares equal to the number of Shares that the Shareholder Group giving the Excess Entitlements Notice has elected not to sell as part of the Sale Tranche.

GSK Proceeds Cap

3.14	Where:

3.14.1	as at the date of a Sale Notice, the Allocation Basis Change Condition is not satisfied and, accordingly, clause 3.5.1 is applicable; but

3.14.2	the Sale Tranche that is the subject of such Sale Notice would:

(i)	on the basis of the confirmed quantum and pricing of the Sale Tranche (a) as adjusted in accordance with any Scale Back, and (b) following the operation of clause 3.13 as it applies prior to confirmation of pricing; and

(ii)	on the notional basis that all relevant members of the GSK Shareholder Group:

(a)	were to participate in such Sale Tranche in accordance with the principle of the Initial Allocation (that is, pro rata to the Relevant Shareholdings of the respective Shareholder Groups at the date of the Sale Notice) on the notional basis that the Initial Allocation applied in relation to the entirety of the Sale Tranche; and

(b)	had participated in each Completed Sale Tranche,

in each case, by selling the maximum number of Shares that they would be or were permitted to sell in accordance with clause 3.5 (as adjusted in accordance with any Scale Back and excluding any Excess Entitlements), result in satisfaction of the GSK Proceeds Cap,

the Parties agree that the allocation basis which would otherwise apply (that is, the allocation basis resulting from the application of the principle of the Initial Allocation (being pro rata to the Relevant Shareholdings of the respective Shareholder Groups at the date of the Sale Notice)) shall be replaced by the following allocation basis, which shall instead apply in respect of such Sale Tranche:

(A)	the Sale Tranche shall (rounding to the nearest whole Share) be allocated between the Shareholder Groups in accordance with the principle of the Initial Allocation (that is, pro rata to the Relevant Shareholdings of the respective Shareholder Groups at the date of the Sale Notice) until such point as the GSK Proceeds Cap is, on the basis set out in sub-clauses (i) and (ii) above, reached; and

(B)	any remaining portion of the Sale Tranche shall (rounding to the nearest whole Share) be allocated between the Shareholder Groups in accordance with the principle of the Revised Allocation (that is eighty per cent. (80%) to the Pfizer Shareholder Group and twenty per cent. (20%) to the GSK Shareholder Group), and, for the avoidance of doubt, (i) in relation to both (A) and (B), the provisions of clause 3.13 shall continue to apply following confirmation of the quantum and pricing of the Sale Tranche and the application of this clause 3.14 to enable members of a Shareholder Group to take up any allocation not taken up by members of the other Shareholder Group and (ii) where a Proposing Shareholder proposes a new Sale Tranche following the completion of a Sale Tranche described in this clause 3.14, the Participating Tag Shareholders shall be entitled to participate in such Sale Tranche by selling not more than its Revised Allocation of such Shares, subject to clause 3.13.

The Parties acknowledge that the provisions of this clause 3.14 can only operate, and the calculations required by it can only be made, following determination of the quantum and pricing of any Sale Tranche (a) as adjusted in accordance with any Scale Back, and (b) following the operation of clause 3.13. Accordingly, they agree to co-operate in good time and with the necessary urgency, as quantum and pricing discussions advance and as relevant determinations take place, to ensure that the necessary calculations and all other steps can be taken to give effect to this clause 3.14. Without limiting the foregoing, in all cases, both prior to and following the satisfaction of the Allocation Basis Change Condition, the GSK Shareholder Group and the Pfizer Shareholder Group shall cooperate in good faith and coordinate with the applicable Financial Intermediaries to determine any applicable Scale Back and the corresponding allocation of Shares in accordance with this Agreement in advance of any such Sales.

General

3.15	Subject to clauses 3.12, 3.13 and 3.17 (and without limiting clauses 3.9 or 3.14), all Parties and/or their Associates that have elected to participate in a Sale Tranche shall sell their Shares on the same terms and conditions (including price per Share and timing for completion), and shall execute such placement, underwriting or other agreements as are customary for such transactions on the same terms and conditions, including in the case of any Private Sale on the terms and conditions set out in the documents accompanying the Sale Notice in accordance with clause 3.6. The commissions, fees and expenses for any Sales shall be borne proportionately by the Participating Proposing Shareholders and the Participating Tag Shareholders in relation to the number of Shares sold by each of them, except that each shall be solely responsible for any costs, expenses and taxes that are specific to itself.

3.16	Each Party shall, and shall cause its Associates to, provide reasonable cooperation and assistance to the other Parties selling Shares pursuant to this clause 3, their Associates, the Financial Intermediaries (if applicable) and their respective directors, officers, employees and professional and other advisers in connection with any Sale Tranche.

3.17	Notwithstanding any provision of this clause 3, in the event that Pfizer (or another member of the Pfizer Shareholder Group) is the Proposing Shareholder and the value of the Shares proposed to be sold by the Participating Tag Shareholders (if any) is such that the Sale Tranche requires the prior approval of the shareholders of GSK and/or the shareholders of any of its Affiliates, the number of Shares which the Participating Tag Shareholders may sell pursuant to such Sale Tranche shall be limited to such number of Shares as does not trigger the requirement to obtain the prior approval of such shareholders.

4.	Lock-Up Deed

This Agreement is without prejudice to the Lock-Up Deed and, for the avoidance of doubt, no Party or Associate of a Party shall be entitled to make any Sale that is prohibited by the terms of the Lock-Up Deed.

5.	Step-in

5.1	The SLPs shall be entitled, acting together, by notice in writing to the Primary Shareholders, to nominate one of the SLPs to act as the Primary Shareholder of the GSK Shareholder Group in place of GSK for the purposes of exercising the rights conferred on a Primary Shareholder under this Agreement (including, without limitation, the right to act as a Proposing Shareholder and/or a Tag Shareholder for the purposes of clause 3 (Undertakings)). For the avoidance of doubt, where the SLPs have not given notice in writing pursuant to this clause 5.1, only GSK shall be entitled to act as the Proposing Shareholder and/or the Tag Shareholder in respect of the GSK Shareholder Group.

5.2	Pfizer shall be entitled, by notice in writing to the Primary Shareholder of the GSK Shareholder Group, to nominate a member of the Pfizer Shareholder Group to act as the Primary Shareholder of the Pfizer Shareholder Group in place of Pfizer for the purposes of exercising the rights conferred on a Primary Shareholder under this Agreement (including, without limitation, the right to act as a Proposing Shareholder and/or a Tag Shareholder for the purposes of clause 3 (Undertakings)). For the avoidance of doubt, where Pfizer has not given notice in writing pursuant to this clause 5.2, only Pfizer shall be entitled to act as the Proposing Shareholder and/or the Tag Shareholder in respect of the Pfizer Shareholder Group.

6.	Announcements

6.1	No formal public announcement or press release in connection with the execution or subject matter of this Agreement or any ancillary matter will (except as may be required in the Prospectus published in connection with Admission or pursuant to any related party announcement or release) be made or issued by or on behalf of any Party, without the prior written approval of the Primary Shareholders (such approval not to be unreasonably withheld or delayed), except as permitted by the Shareholders' Agreement or any Transaction Documents.

6.2	Nothing in clause 6.1 will prevent any announcement being made to the extent required by law, any listing authority, any stock exchange, any governmental authority or any other competent regulatory body, but the Party subject to the announcement requirement will promptly notify the other Parties of the requirement and provide every reasonable opportunity for the other Parties to comment on any announcement or release before it is made or issued (provided that this will not have the effect of preventing the Party making the announcement or release from complying with its legal and/or regulatory obligations). For the avoidance of doubt, any notice or other communication to be provided by the Pfizer Shareholder Group or any member thereof to the GSK Shareholder Group or any member thereof, or vice versa, under this Agreement may be provided to the applicable Primary Shareholder as representative of the other members of the Pfizer Shareholder Group or GSK Shareholder Group, as applicable.

6.3	The restrictions contained in this clause 6 shall continue to apply to each Party to this Agreement without limit in time unless otherwise agreed between the Parties.

7.	Costs

Except where this Agreement provides otherwise, each Party shall bear its own costs relating to the negotiation, preparation and execution of this Agreement.

8.	Termination of this Agreement

8.1	This Agreement shall, unless extended by written agreement between the Parties hereto, terminate upon the earlier to occur of: (i) the Pfizer Shareholder Group beneficially owning, in the aggregate, less than five per cent. (5%) of the Company's ordinary share capital; and (ii) the GSK Shareholder Group beneficially owning, in the aggregate, less than five per cent. (5%) of the Company's ordinary share capital.

8.2	On termination of this Agreement in accordance with clause 8.1:

8.2.1	the provisions of this Agreement shall terminate and have no further effect, provided that clause 1 (Interpretation), clause 10 (General), clause 14 (Governing Law and Jurisdiction) and clause 15 (Agent for Service) shall survive such termination;

8.2.2	the obligations of each Party and its Associates with respect to any lock-up arrangements imposed on such Party and/or its Associates in connection with a Sale shall survive such termination until the expiration of the applicable lock-up period or periods; and

8.2.3	subject to clause 8.2.1 and 8.2.2 and save for any accrued rights and obligations as at the date of termination, the Parties shall be released from all liabilities and obligations pursuant to this Agreement.

9.	Further Assurance

9.1	Each Party shall (at its own cost) and shall procure that its Associates shall (each at their own cost) do and execute, or arrange for the doing and executing of, each necessary act, document and thing reasonably within its power to implement this Agreement.

9.2	GSK and Pfizer shall procure that such Associates shall comply with the terms of this Agreement.

10.	General

10.1	The Parties shall keep strictly confidential and shall not disclose to any third party the terms of this Agreement, or any proposed Sales or other transactions involving Shares contemplated by this Agreement (“Confidential Information”), except as and to the extent required by applicable laws and regulations, in which case the Parties will, to the extent practicable, consult and cooperate with each other with respect to any disclosure, and provided that nothing contained herein shall: (i) prevent any Party from disclosing such Confidential Information to any of its financial, legal or other advisors or to any potential investor in any co-investment vehicle or any other institutional investor or underwriter in connection with proposed Sales, as long as each person receiving such Confidential Information agrees to treat such Confidential Information as confidential; or (ii) prohibit either Primary Shareholder or any member of the GSK Shareholder Group or the Pfizer Shareholder Group from making any disclosure or public statements regarding its intentions with respect to the Shares that it holds in the Company, save that any such disclosure or statement shall not reference any Sale Tranche that is underway or in respect of which a Sale Notice has been given except as otherwise permitted under this Agreement, including, for the avoidance of doubt, disclosures required by applicable laws and regulations.

10.2	This Agreement, together with the Registration Rights Agreement, any Transaction Document entered into by each of the Parties and any other agreement or document entered into by any of the Parties in connection with this Agreement, together constitute the whole and only agreement between the Parties relating to the subject matter of this Agreement, the Registration Rights Agreement, any Transaction Document entered into by each of the Parties and any other agreement or document entered into by each of the Parties in connection with this Agreement.

10.3	A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each Party.

10.4	A failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not constitute a waiver of the right or remedy or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

10.5	The rights and remedies contained in this Agreement are cumulative and not exclusive of rights or remedies provided by law.

10.6	Except as expressly provided in clause 15 (Agent for service), no provision of this Agreement creates a partnership between any of the Parties or makes any Party the agent of another Party for any purpose. No Party has any authority or power to bind, to contract in the name of, or to create a liability for another Party in any way or for any purpose save as specifically set out in this Agreement.

10.7	If any provision of this Agreement is or is held to be invalid or unenforceable then, so far as it is invalid or unenforceable, it has no effect and is deemed not to be included in this Agreement. This shall not invalidate any of the remaining provisions of this Agreement. The Parties shall then use all reasonable endeavours to replace the invalid or unenforceable provision with a valid provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

11.	Assignment

No Party may assign, transfer or create any trust in respect of, or purport to assign, transfer or create any trust in respect of, any of its rights or obligations under this Agreement. Each Party is entering into this Agreement for its benefit and not for the benefit of another person.

12.	Third Party Rights

A person who is not a Party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

13.	Notices

13.1	A notice or other communication under or in connection with this Agreement (a “Notice”):

13.1.1	shall be in writing (which, for the avoidance of doubt, shall include communications by email);

13.1.2	shall be in the English language; and

13.1.3	shall be delivered by email, personally or sent by first class post (and air mail if overseas) to the person due to receive the Notice at the email address set out below or at the address and for the attention of the person set out below, as the case may be, or to such other email address, address or individual specified in writing by that person to each Party to this Agreement.

13.2	A Notice is deemed given if:

13.2.1	delivered by email, upon generation of a receipt notice by the recipient's server;

13.2.2	delivered personally, when left at the address referred to in clause 13.3;

13.2.3	sent by mail, except air mail, two Business Days after posting it; or

13.2.4	sent by air mail, six Business Days after posting it.

In this clause 13.2 Business Day means a day other than a Saturday or Sunday or a public holiday in either the country where the Notice is posted or that to which it is sent.

13.3	Notices under this Agreement shall be sent to a Party at its address and for the attention of the individuals set out below:

GSK

Address:	The registered office from time to time of GSK

E-mail address:	corpsec.gss@gsk.com

For the attention of:	Company Secretary of GSK, Adam Walker and Timothy Woodthorpe

With a copy (not constituting notice) to:	Claire Jackson (claire.jackson@slaughterandmay.com) of Slaughter and May, One Bunhill Row, London, EC1Y 8YY

Pfizer

Address:	The registered office from time to time of Pfizer

E-mail address:

For the attention of:	Andrew J. Muratore

With a copy (not constituting notice) to:	Jacob A. Kling (JAKling@wlrk.com) of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019

SLP1

Address:	The registered office from time to time of GSK

E-mail address:	corpsec.gss@gsk.com

For the attention of:	Company Secretary of GSK

With a copy (not constituting notice) to:	Claire Jackson (claire.jackson@slaughterandmay.com) of Slaughter and May, One Bunhill Row, London, EC1Y 8YY

SLP2

Address:	The registered office from time to time of GSK

E-mail address:	corpsec.gss@gsk.com

For the attention of:	Company Secretary of GSK

With a copy (not constituting notice) to:	Claire Jackson (claire.jackson@slaughterandmay.com) of Slaughter and May, One Bunhill Row, London, EC1Y 8YY

SLP3

Address:	The registered office from time to time of GSK

E-mail address:	corpsec.gss@gsk.com

For the attention of:	Company Secretary of GSK

With a copy (not constituting notice) to:	Claire Jackson (claire.jackson@slaughterandmay.com) of Slaughter and May, One Bunhill Row, London, EC1Y 8YY

14.	Governing Law and Jurisdiction

14.1	This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by and construed in accordance with English law.

14.2	The courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings and/or to settle any disputes arising from or connected with this Agreement (respectively, “Proceedings” and “Disputes”) including disputes regarding the existence, validity or termination of this Agreement, any non-contractual obligations arising out of or in connection with this Agreement or the consequences of this Agreement's nullity.

14.3	The Parties agree that the courts of England are the most appropriate and convenient courts to hear and decide any Proceedings and to settle any Disputes and, accordingly, that they will not argue to the contrary.

15.	Agent for Service

15.1	Pfizer irrevocably appoints Pfizer Limited, c/o UK Legal Department, Pfizer Ltd (IPC 3-1), Walton Oaks, Dorking Road, Tadworth, Surrey KT20 7NS and the SLPs each irrevocably appoint GSK plc of 980 Great West Road, Brentford, Middlesex TW8 9GS to act as their respective agents for the receipt of Service Documents. The Appointers each agree that any Service Documents may be effectively served on them in connection with Proceedings in England and Wales by service on their respective agents effected in any manner permitted by the Civil Procedure Rules.

15.2	If an agent appointed under clause 15.1 at any time ceases for any reason to act as such, the Appointer whose agent has ceased to act as such shall promptly appoint a replacement agent having an address for service in England or Wales and shall notify the other Parties of the name and address of the replacement agent.

15.3	Where an Appointer fails to appoint a replacement agent in accordance with clause 15.2 any other Party shall be entitled to appoint a replacement agent to act on behalf of that Appointer by giving notice in writing of the name and address of the replacement agent to all other Parties (an “Appointment Notice”). Where multiple Parties each seek to appoint a replacement agent pursuant to this clause 15.3 the Party that first gives a valid Appointment Notice shall be deemed to have appointed the replacement agent specified in that Appointment Notice and any Appointment Notices given by other Parties in respect of that appointment shall be of no effect.

15.4	An Appointer shall be entitled at any time, by notice in writing to the other Parties, to replace an agent appointed by it in accordance with clause 15.3 with a replacement agent having an address for service in England or Wales. The provisions of this clause 15 applying to service on an agent apply equally to service on a replacement agent appointed under clauses 15.2, 15.3 or this clause 15.4.

15.5	A copy of any Service Document served on an agent or replacement agent (as applicable) appointed in accordance with clauses 15.1 to 15.4 (inclusive) shall be sent by post to that agent’s Appointer. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.

16.	Counterparts

This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement.

EXECUTED by the Parties as of the date stated at the beginning of this Agreement.

SIGNED by DAVID REDFERN as	)
attorney for GSK PLC	)	/s/ David Redfern
	)	(Signature of attorney)
	)	DAVID REDFERN as attorney for
	)	GSK PLC

[Orderly Marketing Agreement – signature page]

SIGNED by	)
DEBORAH BARON	)
for and on behalf of	)	/s/ Deborah Baron
PFIZER INC.	)	(Signature of authorised
	)	signatory)

[Orderly Marketing Agreement – signature page]

SIGNED by:

Adam Walker	/s/ Adam Walker

(Print name)	Director of GSK GP 1
LIMITED
Duly authorised for and on behalf of

GSK (NO. 1) SCOTTISH LIMITED PARTNERSHIP

acting by its general partner

GSK GP 1 LIMITED

[Orderly Marketing Agreement – signature page]

SIGNED by:

Adam Walker	/s/ Adam Walker

(Print name)	Director of GSK GP 1
LIMITED
Duly authorised for and on behalf of

GSK (NO. 2) SCOTTISH LIMITED PARTNERSHIP

acting by its general partner

GSK GP 1 LIMITED

[Orderly Marketing Agreement – signature page]

SIGNED by:

Adam Walker	/s/ Adam Walker

(Print name)	Director of GSK GP 2
LIMITED
Duly authorised for and on behalf of

GSK (NO. 3) SCOTTISH LIMITED PARTNERSHIP

acting by its general partner

GSK GP 2 LIMITED

[Orderly Marketing Agreement – signature page]